345 Park Avenue New York, NY 10154-1895	Main Fax	212.407.4000 212.407.4990

October 24 2007

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Holdings Acquisition Corp.
Amendment No. 3 to Form S-1 Registration Statement
File No. 333-145085

Dear Mr. Reynolds:

          On behalf of our client, China Holdings Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 4 (“Amendment”) to the Company’s Registration Statement on Form S-1 (No. 333-145085) (together, the “Registration Statement” ).

          The Amendment responds to the comments set forth in the Staff’s letter dated October 22, 2007 (the “Staff’s Letter”). In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the prospectus included in the Amendment (“Prospectus”).

Securities and Exchange Commission
October 24, 2007

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment	Response
Number

Prospectus Cover Page

1.       On the prospectus cover page, you make reference to the fact that the registrant will focus its acquisition search in China for the first nine months, but then will expand the search to all of Asia thereafter. What is the significance of the nine month point to the relative desirability of transactions conducted in the PRC as opposed to Asia in general, and why is nine months the break point in such determination.

If the Company does not effect an initial business combination or enter into a letter of intent, agreement in principle or definitive agreement within the initial 18 month period, the Company, in accordance with its amended and restated certificate of incorporation, will be required to dissolve and liquidate. Since the Company’s focus is to find a target business in China, the Company will search for potential acquisition targets in China exclusively for the first nine months after the consummation of the offering, which is half of the 18 month period that it has to effect an initial business combination or enter into a letter of intent, agreement in principle or definitive agreement to be able to extend the 18 month period for an additional six-months. The Company has determined that nine months is a reasonable amount of time to devote exclusively to China, but due to the consequences of not finding a target within 18 months, it believes that allowing itself nine months to expand its search to other countries in Asia will increase the likelihood that it will find an attractive target business with the initial 18 month period.

The Offering, page 4

Transfer restrictions on private placement warrants, page 7

2.       We note your reference on page 7 to the reliance on Section 4(1) of the Securities Act of 1933, as amended, by affiliates of the registrant in selling their founders’ shares. Please discuss the basis upon which affiliates of the registrant are entitled to rely on Section 4(1) as a result of their affiliate status. Additionally, in light of the disclosure concerning the transferability of the founders’ shares, and the occurrence of the initial placement of the founders’ shares during the time that this offering (i.e., a general solicitation)

Securities and Exchange Commission
October 24, 2007

is being conducted, discuss the application of Section 5 to the initial private placement of the founders’ shares. See also pages 78 and 84.

The initial private placement of the founders shares occurred on July 16, 2007 and was completed before this offering commenced, and, therefore, we believe Section 5 to be inapplicable .

The sales by our founding stockholders, each of whom was a director, to the Company’s other directors and special advisors were made in reliance on the so-called 4(1½) exemption applying some of the criteria for sales under both Section 4(1) and Section 4(2) of the Securities Act of 1933. The sales by our founding stockholders were private sales to outside directors and special advisors (each of whom are offshore), who are sophisticated buyers. There were no offers or sales to any other individuals and there was no general solicitation. In order to rely on Section 4(1), the question is whether our founding stockholders are “underwriters,” which is defined in Section 2(11) to include any person who has purchased from an issuer (or an affiliate of the issuer) with a view to participating or actually participates in “the distribution of any security.” The term “distribution” in Section 2(a)(11) is not defined but is generally understood to mean an offering of securities involving significant quantities of securities and special selling efforts and selling methods. See, e.g., Regulation M, Rule 100. The sales by our founding stockholders to the Company’s other directors and special advisors were made in private transactions to a limited number of persons, all of whom are directors or special advisors of the Company, each an accredited investor and the securities transferred are subject to the same transfer restrictions imposed on the founding stockholders; no special selling efforts or selling methods were utilized. Thus, no “distribution” of securities occurred.

Stockholders must approve our initial business combination, page 9

3.       We note your response to our prior comment 10. Please clarify that you will seek shareholder approval even if you initially acquire a business or businesses or interests thereof by acquiring considerably less than 100% of the assets or interests.

We have clarified the disclosure on page 9 of the Prospectus in response to the Staff’s comment.

Management’s Discussion and Analysis, page 51

4.       Your response to our prior comment 13 is inadequate. Please provide an amplified discussion in reasonable detail on the material risks associated with acquiring a business in China, and any measures you will undertake to address them.

We have revised the disclosure on page 51 in response to the Staff’s comment.

Securities and Exchange Commission
October 24, 2007

Financial Statements, page F-1
Note 8 – Warrants, page F-10

5.       We note your response to prior comment 21 of our letter dated October 10, 2007. Please provide us with the names and average warrant trading prices for each of the comparable companies that were used to estimate the market value of the private placement warrants. Also, please provide similar data with respect to the outlier which was eliminated from the sample, and explain in more detail how you determined that it was appropriate to exclude the data for this company. In addition, please confirm that the identified companies represent all of the available data for comparable public companies, or to the extent this is not the case, discuss how your basis of selection was designed to achieve an objective and unbiased result. Revise your disclosures as appropriate.

To provide more precise information with respect to the market value of the private placement warrants, the Company has updated the warrant trading price information that it utilized to estimate the market value of the private placement warrants. The following are the companies, and their respective 90 day average trading prices after the separation of the unit, that the Company used for this estimate. Based upon publicly available information, these companies represent all of the SPAC issuers that are currently still seeking an acquisition target that have a $10 unit price and an $8 unit price and each have a difference (like the difference in this offering) of $2.50 between the unit price and warrant exercise price (i.e., $7.50 or $5.50, respectively). They are as follows:

Name of Company	90 day average price
Alpha Security Group Corp	$1.13
Alternative Asset Management	$0.90
GSC Acquisition	$1.17
Hicks Acquisition	$1.02
Highlands Acquisition	$0.95
NTR Acquisition Co.	$0.92
Pinpoint Acquisition Corp	$1.02
Stoneleigh Partners Acquisition Corp.	$0.80
Transforma Acquisition Group Inc.	$1.07

Average 90 day price	$0.99

The Company did not include the warrant trading information for one outlier which was Victory Acquisition Corp. This information was eliminated from the sample because the warrant trading price was markedly different in value from the others of the sample and because it was the second SPAC offering by the management team of Victory Acquisition which we believe contributed to the

Securities and Exchange Commission
October 24, 2007

value of the their warrants. The 90 day average price of the warrants for Victory Acquisition was $1.58.

Exhibit 5.1

6.       Counsel acknowledges that as to questions of facts material to the opinion, it has “to the extent deemed appropriate, relied upon certain representations of certain officers of the Company,” It is unclear what specific material facts have been assumed by counsel. Please note that it is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. Please confirm to us that counsel has not assumed facts that are easily ascertainable, such as whether the company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy, whether it has taken all corporate actions necessary to authorize the issuance of shares, and so forth.

We confirm that as counsel to the Company we have not assumed facts that are easily ascertainable, such as whether the company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy or whether it has taken all corporate actions necessary to authorize the issuance of shares.

          Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell Nussbaum

Mitchell Nussbaum
Partner